Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, NY 10010-3629	Morgan Stanley & Co. Incorporated 1585 Broadway New York, NY 10036
November 14, 2006
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	First Solar, Inc. Registration Statement on Form S-1 (Reg. No. 333-135574) Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join in the request of First Solar, Inc. that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 pm Eastern Standard Time on November 16, 2006 or as soon thereafter as practicable.
In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution between November 3, 2006 and November 14, 2006 of the preliminary prospectus dated November 3, 2006:

To Whom Distributed	Number of Copies
Prospective underwriters, dealers and others	8,541
Institutions	1,759

Total	10,300
This is to further advise you that the undersigned have and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with regard to the distribution of the preliminary prospectus.

Sincerely,
CREDIT SUISSE SECURITIES (USA) LLC
MORGAN STANLEY & CO. INCORPORATED
Acting on behalf of themselves and as the
Representative of the several Underwriters
By: Credit Suisse Securities (USA) LLC

By:	/s/ Bryce Lee
	Name:	Bryce Lee
	Title:	Managing Director

By: Morgan Stanley & Co. Incorporated

By:	/s/ William Salisbury
	Name:	William Salisbury
	Title:	Managing Director

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